FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, BC V7X 1M8

Item 2 Date of Material Change:

January 12, 2021.

Item 3 News Release:

The press release attached as Schedule “A” was disseminated on January 12, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

January 20, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

January 12, 2021

HIVE Blockchain Announces Closing of USD $15 Million Convertible

Debenture Private Placement

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce it has closed its previously announced non-brokered private placement (the “Transaction”) of unsecured debentures (the “Debentures”), for aggregate gross proceeds of USD$15,000,000 with U.S. Global Investors, Inc. (“U.S. Global”).

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum. The Debentures will be issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a “Share”) in the capital of the Company at a conversion price of CAD$3.00 per Share. Interest will be payable monthly and principal will be payable quarterly. In addition, U.S. Global will be issued 5.0 million common share purchase warrants (the “Warrants”). Each whole Warrant will entitle U.S. Global to acquire one common at an exercise price of CAD$3.00 per Share for a period of three years from closing.

The issuance of the Debentures received conditional approval by the TSX Venture Exchange on December 31, 2020. The Debentures and Warrants are subject to a hold period and may not be traded until May 13, 2021 except as permitted by applicable securities legislation and the rules and policies of the TSX Venture Exchange.

The Company intends to use the proceeds from the Transaction for general corporate purposes and working capital and expansion of its business plan.

Mr. Frank Holmes, Interim Executive Chairman of HIVE, commented, “The Transaction is an excellent opportunity for HIVE to enhance liquidity, maintain momentum and deploy capital into additional miners and infrastructure. U.S. Global has recently sold shares of HIVE in order to redeploy capital back into HIVE. No shares have been sold by me personally. The purchase of an 8% debt instrument by U.S. Global is consistent with its investment criteria and assists HIVE by providing working capital for its growth strategy. The financing is being completed without the usual 6% broker fees, and the cost of capital is much less than the 16% cost of capital associated with leasing equipment for crypto mining.”

For additional information please see the Company’s news release dated December 24, 2020 for more details.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release about future plans and objectives of the Company, are forward-looking information; and includes the intentions, plans and future actions of the Company, the expected expenditure of the proceeds of the Transaction, the Company’s ability to successfully mine digital currency, the construction and operation of expanded blockchain infrastructure, and the regulatory environment of cryptocurrency in the United States and other jurisdictions where the Company may operate.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the transaction described in this news release may not occur on the terms as proposed and described herein or at all and, if such transaction is completed, the cryptocurrency operation may not meet expected performance levels for one or more reasons; the proposed transaction may not have a positive impact on HIVE’s revenues, or gross mining margin; the impact of new electrical power rates which could impair profitability and operating performance; the operation of the acquired assets may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2020, and other documents disclosed under the Company’s filings at www.sedar.com. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.